[Letterhead of Pacific Life]
CHARLENE GRANT
Assistant Vice President
Insurance Counsel
Law Department
Telephone (949) 219-7286
Fax (949) 219-6952
Charlene.Grant@pacificlife.com
April 3, 2009
Mr. Michael L. Kosoff, Esq.
Staff Attorney — Office of Insurance Products
Division of Investment Management
Securities & Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549-4644

Re:	Response to Comments on:
M’s Versatile Product Flexible Premium Life Insurance Policy
M’s Versatile Product VI Flexible Premium Life Insurance Policy
Post-Effective Amendment No. 40, File Nos. 333-61135; 811-05563
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company (“Pacific Life”), and the Registrant, following are responses to the comments received from you via telephone conversation on March 30, 2009, in connection with the Post-effective Amendment No. 40 to the registration statement on Form N-6 of registrant (“Registration Statement”) with respect to M’s Versatile Product flexible premium variable life insurance policy (“Policy”) and M’s Versatile Product VI flexible premium variable life insurance policy, which was filed with the Securities and Exchange Commission (“SEC”) on February 13, 2009.
1.	General Comment
The Prospectus provides on page 31 some information concerning certain riders which are more fully described in the Statement of Additional Information. The Staff does not consider such riders to be incidental benefits as described in Rule 6e-3(T)(c)(2). Therefore, please move disclosure for the following riders from the Statement of Additional Information to the prospectus: Guaranteed Minimum Death Benefit Rider (GMDB), Guaranteed Minimum Death Benefit II Rider (GMDBII), Minimum Earnings Benefit Rider (MEB), No-Lapse Guarantee Rider (NLG) and Cash Value Enhancement Rider II (CVERII).

Response: Disclosure relating to the GMDB, GMDBII, MEB, NLG and CVERII riders will be moved from the SAI to the Optional Benefits section of the prospectus.

2.	Cover Page Please revise the language disclaiming the tax discussions, removing any inference that the purpose of the prospectus is to support marketing materials.

Mr. Michael Kosoff, Esq.
April 3, 2009

Response: The following sentence has been deleted from the tax disclosure at the bottom of the cover page: “This material is written to support the promotion or marketing of the transaction(s) or matter(s) addressed by this material.”

3.	In the YOUR GUIDE TO THIS PROSPECTUS section on page 2, please break out each contract type under the “Fee Tables” in the Table of Contents. Provide a subheading for each contract type.

Response: We have added the following subheadings:

MVP MVP-2004 MVP VI

4.	Fee Table (a) Define “Discounted Net Amount at Risk” and capitalize the term where used throughout the prospectus.

Response: We have expanded the definition of “Net Amount at Risk”. The revised definition is:

“Net Amount at Risk — the difference between the Death Benefit payable if the Insured died and the Accumulated Value of your Policy. We use a Discounted Net Amount at Risk to calculate the Cost of Insurance Charge. The Discounted Net Amount at Risk is equal to the Death Benefit as of the most recent Monthly Payment Date divided by 1.0020598, reduced by your Policy’s Accumulated Value.”

We have also capitalized “Discounted” wherever it appears in the prospectus.

(b) With regard to the Cost of Insurance Footnote, the rate appears to vary by Class. Please also clarify whether it varies by guarantee period.

Response: The Cost of Insurance rate does not vary by guarantee period.

5.	Total Annual Fund Operating Expenses Waivers can only reflected if in effect for one year following the date of this registration statement. Therefore, please update Footnote 1 accordingly.

Response: We have updated Footnote 1 to reflect the fact that contractual fee reductions and expense reimbursement arrangements will remain in effect at least through April 30, 2010.

6.	Comparing the Death Benefit Options Please use some mechanism to draw attention to the change in assumptions described on page 29, i.e., bold, italics, box, etc.

Response: The following disclosure has been bolded to draw attention to the change in assumptions:

Mr. Michael Kosoff, Esq.
April 3, 2009

Here’s the same example, but with an Accumulated Value of $75,000. Because Accumulated Value has increased, the Guideline Minimum Death Benefit is now:
•	$138,750 for the Guideline Premium Test

•	$185,460 for the Cash Value Accumulation Test.
7.	Reinstating a Lapsed Policy
Please clarify that upon reinstatement the Accumulated Value may be greater than that when the policy lapsed to account for any excess premiums paid upon reinstatement, as well as the three months worth of charges paid.

Response: We have revised the section entitled Reinstating a lapsed Policy for clarification. The new section is as follows:

When this policy is reinstated, the Accumulated Value will be equal to the Accumulated Value on the date of lapse subject to the following. We will allocate the Accumulated Value and your premium payment, less the Premium Load, to the Fixed and Variable Accounts according to your most recent allocation instructions.

8.	Overloan Protection Rider
(a)	Please clarify when the rider should be exercised, i.e., can we wait until the 61-day grace period has ended. Also, will the policy owner be notified when the grace period will be reached so he knows when to exercise the rider?
Response: Because there will be insufficient value in the Policy to cover the Rider exercise charge when the Policy enters the grace period, the rider must be exercised before that time. The policy owner receives a notice when the Policy enters the grace period, but does not receive notice in advance of that time.

For clarification, we have revised the fourth paragraph of the Overloan Protection Rider (MVP -2004 and MVP VI only) . The new The paragraph is as follows (new language underlined):

The earliest exercise date is the later of the Policy Anniversary when the Insured is Age 75 or the 15th Policy Anniversary. Your Policy Specifications will show the earliest exercise date, and a range of Ages at which the Rider may be exercised. The Rider may not be exercised after the Policy has entered the grace period. The Rider may not be exercised after the Insured reaches Age 100.

(b) Please state in bold that exercise of the rider replaces the Policy’s Death Benefit.

Response: We have added a sentence, in bold, that states: “Exercise of the rider replaces the Policy’s Death Benefit.”

9.	Withdrawals, Surrenders and Loans Please include an example of the Withdrawal Charge calculation.

Response: We respectfully submit that there is no calculation for the Withdrawal Charge. As disclosed in the section entitled “Making Withdrawals”, the Withdrawal Charge is $25.

Mr. Michael Kosoff, Esq.
April 3, 2009

10.	Registration Statement. Please clarify what is intended by this section. If this is a reference to the Statement of Additional Information, please explicitly state so.

Response: Subsequent to your comment and our review, we have deleted this section in its entirety. The information intended to be addressed in this section is provided in great detail in the section entitled WHERE TO GO FOR MORE INFORMATION on the back page of the prospectus.

11.	If the Registrant wishes to rely on the exemption in Rule 12h-7 to avoid filing the Exchange Act reports of the Depositor, please include the statement required by 12h-7(f) in the prospectus.”

Response: We will add disclosure prescribed by Rule 12h-7(f) to the May 1, 2009 prospectuses.

12.	Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We again acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Michael Kosoff, Esq.
April 3, 2009

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please call me at (949) 219-7286.
Sincerely,
/s/ CHARLENE GRANT
Charlene Grant